Exhibit 99.1

POP CULTURE GROUP CO., LTD
(incorporated in the Cayman Islands with limited liability)
(NASDAQ: CPOP)

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the annual general meeting of shareholders (the “Meeting”) of Pop Culture Group Co., Ltd (the “Company”) will be held on June 28, 2024, at 9:30 a.m., Eastern Time, at 3rd Floor, No. 168 Fengqi Road, Jimei District, Xiamen City, Fujian Province, the People’s Republic of China.

In accordance with article 10.14 of the Company’s amended and restated articles of association (the “Articles”), the Company has received the requisite consent of the shareholder or shareholders who, individually or collectively, hold at least ninety per cent of the voting rights of all those who have a right to vote at the Meeting to convene the Meeting on shorter than twenty-one Clear Days’ notice.

The Meeting will be held for the purpose of shareholders considering and, if thought fit, passing the following ordinary resolutions:

1.      It is resolved as an ordinary resolution that Zhuoqin Huang be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company;

2.      It is resolved as an ordinary resolution that Wenjuan Qiu be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company;

3.      It is resolved as an ordinary resolution that Zhidi Lin be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company;

4.      It is resolved as an ordinary resolution that Haiquan Hu be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company;

5.      It is resolved as an ordinary resolution that Azhen Lin be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company; and

6.      It is resolved as an ordinary resolution that that the re-appointment of WWC, P.C. as the Company’s independent registered public accounting firm for the fiscal year ending 30 June 2024 be confirmed, ratified and approved.

The board of directors of the Company (the “Board of Directors”) has fixed the close of business on May 29, 2024 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Meeting or any adjournment thereof. Only holders of Class A Ordinary Shares of par value US$0.01 each and Class B Ordinary Shares of par value US$0.01 each of the Company on the Record Date are entitled to receive notice of and to vote at the Meeting or any adjournment thereof.

Shareholders may obtain a copy of the proxy materials, including the Company’s 2023 annual report, from the Company’s website at cpop.cn or by submitting a request to bodo@cpop.cn.

By Order of the Board of Directors,
/s/ Zhuoqin Huang
Zhuoqin Huang
Chairman of the Board of Directors

Xiamen, China

June 4, 2024

POP CULTURE GROUP CO., LTD

ANNUAL GENERAL MEETING OF SHAREHOLDERS
June 28, 2024
9:30 a.m., Eastern Time

PROXY STATEMENT

The board of directors (the “Board of Directors”) of Pop Culture Group Co., Ltd (the “Company”) is soliciting proxies for the annual general meeting of shareholders (the “Meeting”) of the Company to be held on June 28, 2024, at 9:30 a.m., Eastern Time, at 3rd Floor, No. 168 Fengqi Road, Jimei District, Xiamen City, Fujian Province, the People’s Republic of China, or any adjournment thereof.

In accordance with article 10.14 of the Company’s amended and restated articles of association (the “Articles”), the Company has received the requisite consent of the shareholder or shareholders who, individually or collectively, hold at least ninety per cent of the voting rights of all those who have a right to vote at the Meeting to convene the Meeting on shorter than twenty-one Clear Days’ notice.

Only holders of Class A ordinary shares of par value US$0.01 each (the “Class A ordinary shares”) and Class B ordinary shares of par value US$0.01 each (the “Class B ordinary shares” and together with the Class A ordinary shares, the “ordinary shares”) of the Company of record at the close of business on May 29, 2024 (the “Record Date”) are entitled to attend and vote at the Meeting or at any adjournment thereof. The shareholders entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporate entity) by its duly authorized representative representing not less than one-third of the outstanding ordinary shares carrying the right to vote at the Meeting shall form a quorum.

Any shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote on such shareholder’s behalf. A proxy need not be a shareholder of the Company. Each holder of the Company’s Class A ordinary shares shall be entitled to one vote in respect of each Class A ordinary share held by such holder on the Record Date, and each holder of the Company’s Class B ordinary shares shall be entitled to 100 votes in respect of each Class B ordinary share held by such holder on the Record Date.

PROPOSALS TO BE VOTED ON

At the Meeting, the following ordinary resolutions will be proposed:

1.      It is resolved as an ordinary resolution that Zhuoqin Huang be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company;

2.      It is resolved as an ordinary resolution that Wenjuan Qiu be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company;

3.      It is resolved as an ordinary resolution that Zhidi Lin be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company;

4.      It is resolved as an ordinary resolution that Haiquan Hu be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company;

5.      It is resolved as an ordinary resolution that Azhen Lin be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company; and

6.      It is resolved as an ordinary resolution that that the re-appointment of WWC, P.C. as the Company’s independent registered public accounting firm for the fiscal year ending 30 June 2024 be confirmed, ratified and approved.

The Board of Directors recommends a vote “FOR” each of the Proposals No. 1 – 6.

VOTING PROCEDURE FOR HOLDERS OF ORDINARY SHARES

Shareholders entitled to vote at the Meeting may do so either in person or by proxy. Those shareholders who are unable to attend the Meeting are requested to read, complete, sign, date, and return the attached proxy card in accordance with the instructions set out therein.

ANNUAL REPORT TO SHAREHOLDERS

Pursuant to NASDAQ’s Marketplace Rules that permit companies to make available their annual report to shareholders on or through the Company’s website, the Company posts its annual reports on the Company’s website. The annual report for the year ended June 30, 2023 (the “2023 Annual Report”) has been filed with the U.S. Securities and Exchange Commission. The Company adopted this practice to avoid the considerable expense associated with mailing physical copies of such report to record holders. You may obtain a copy of our 2023 Annual Report to shareholders by visiting the “Financials” heading under the “Investors” section of the Company’s website at cpop.cn. If you want to receive a paper or email copy of the Company’s 2023 Annual Report to shareholders, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy to the investor relations contact of the Company, Mike Wu, at bodo@cpop.cn.

PROPOSAL NO. 1 THROUGH PROPOSAL NO. 5

RE-ELECTION OF CURRENT DIRECTORS

The Board of Directors currently consists of five members. All five current directors named below will seek re-election at the Meeting.

The Company’s nominating and corporate governance committee recommends, and the Board of Directors concurs, that the five current directors be re-elected.

Each director to be re-elected will hold office until the next annual general meeting of shareholders or until his or her appointment is otherwise terminated in accordance with the Articles.

DIRECTORS FOR RE-ELECTION

Mr. Zhuoqin Huang has been our chief executive officer and chairman of the board of directors since May 6, 2020 and director since January 3, 2020. Mr. Huang has served as the chairman of Xiamen Pop Culture Co., Ltd. (“Xiamen Pop Culture”) since May 2016 and its chief executive officer since August 2008. From March 2005 to August 2008, Mr. Huang served as the chief executive officer of Fujian Zhongtian Chuanxun Advertising Co., Ltd. Xiamen Branch Office, an advertising company. From August 2002 to March 2005, Mr. Huang worked as a brand manager of Swire Coca-Cola Beverages Xiamen Ltd., a manufacturer of non-alcohol beverages. Mr. Huang received his bachelor’s degree in Tourism Economic Management from Huaqiao University in 2002.

Ms. Wenjuan Qiu has served as the Director of General Manager’s Office of Xiamen Pop Culture, responsible for proposing and implementing business strategies of Xiamen Pop Culture, since July 2013. She has also served as the general manager of Hualiu Digital Entertainment (Beijing) International Culture Media Co., Ltd. (“Hualiu Digital”), a wholly owned subsidiary of Xiamen Pop Culture, since April 14, 2022. Before joining Xiamen Pop Culture and Hualiu Digital, she worked at the Market Development Department of Bang Meng Hui Jun Consulting Co. Ltd., a consulting firm, from July 2009 to June 2013. Ms. Qiu holds a bachelor’s degree in e-commerce from Yango University of Fuzhou University.

Mr. Zhidi Lin has served as the Chief Financial Officer and Secretary of the Board of Directors of Xiamen Kaopu Cloud Co. (“Kaopu Cloud”), a cloud service provider, since May 2019. His experience focuses on financial management and risk management. At Kaopu Cloud, Mr. Lin leads the development of a financial management system and the establishment of an integrated financial control system for budgeting, funding, expense reimbursement, and financial analysis. He also formulates Kaopu Cloud’s internal control system and participates in the operation and management of Kaopu Cloud. Before joining Kaopu Cloud, from July 2018 to May 2019, Mr. Lin served as the Chief Financial Officer and Secretary of the Board of Directors of Yew Wah Landscape Co. (“Yew Wah”), a company providing landscape design, planting, and construction services. Mr. Lin was responsible for Yew Wah’s financial management, including initial public offering (“IPO”) financial standardization, tax planning, internal control construction, investment, and financing. He was also in charge of equity financing, bank financing, foreign investment, and IPO, and coordinating the daily work of Yew Wah’s Board of Directors. Mr. Lin holds a bachelor’s degree in food science and engineering from Jimei University in 2007, and a master’s degree in economics from Fujian Normal University in 2010.

Mr. Haiquan Hu has served as the general manager of Giant Master Culture Development Co., Ltd (“Giant Master”), a culture development company, since October 2008, the general manager of Hangzhou Jujiang Star Electronic Commerce Co., LTD (“Jujiang Star”), a multi-channel network provider collaborating with influencers to provide audience development, content programming, creator collaborations, digital rights management, monetization, and/or sales, since June 2020, and the founder of Haiquan Fund, a venture capital fund focusing on artificial intelligence, healthcare, and entertainment areas, since 2013. Mr. Hu is responsible for formulating strategic planning and management policies at both Giant Master and Jujiang Star. At Haiquan Fund, Mr. Hu determines the investment direction of the fund, and is one of the members of the investment committee. He has rich experience in the entertainment and culture industries. Mr. Hu holds a bachelor’s degree in foreign trade from Shenyang Radio and Television University.

Ms. Azhen Lin has served as the general manager of the general management department at Xiamen Bojie Industrial Co., Ltd (“Xiamen Bojie”), a retailer of hardware and construction materials, since May 2014. She coordinates and manages the human resources department, the administration department, and the procurement department at Xiamen Bojie. She holds a junior college degree in finance accounting from Xiamen Huaxia University.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE FOR
THE RE-ELECTION OF EACH OF THE CURRENT DIRECTORS NAMED ABOVE.

PROPOSAL NO. 6

RATIFICATION
OF
THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Company’s audit committee re-appointed WWC, P.C. as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2024, and the Board of Directors concurred.

In the event that our shareholders fail to ratify the appointment and the authorization, our audit committee will reconsider its selection. Even if the appointment is ratified, our audit committee in its discretion may recommend the appointment of a different independent registered public accounting firm at any time during the year if the audit committee believes that such a change would be in the best interests of the Company and its shareholders.

THE BOARD OF DIRECTORS AND THE AUDIT COMMITTEE RECOMMEND
A VOTE FOR
THE RE-APPOINTMENT
OF
WWC, P.C. AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
FOR THE FISCAL YEAR ENDING JUNE 30, 2024.

OTHER MATTERS

The Board of Directors is not aware of any other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By order of the Board of Directors
June 4, 2024	/s/ Zhuoqin Huang
Zhuoqin Huang
Chairman of the Board of Directors

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